Exhibit 99.1

Qifu Technology Announces First Quarter 2023 Unaudited Financial Results

and Changes in Dividend Policy

Shanghai, China, May 18, 2023, Qifu Technology, Inc. (NASDAQ: QFIN; HKEx: 3660) (“Qifu Technology” or the “Company”), a leading Credit-Tech platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2023, and changes in dividend policy.

First Quarter 2023 Business Highlights

•	As of March 31, 2023, our platform has connected 150 financial institutional partners and 214.5 million consumers*1 with potential credit needs, cumulatively, an increase of 11.2% from 192.9 million a year ago.

•	Cumulative users with approved credit lines*2 were 46.0 million as of March 31, 2023, an increase of 15.6% from 39.8 million as of March 31, 2022.

•	Cumulative borrowers with successful drawdown, including repeat borrowers was 27.7 million as of March 31, 2023, an increase of 10.8% from 25.0 million as of March 31, 2022.

•	In the first quarter of 2023, financial institutional partners originated 14,302,153 loans*3 through our platform. Total facilitation and origination loan volume reached RMB109,456 million*4, an increase of 10.7% from RMB98,833 million in the same period of 2022.

•	Out of those loans originated by financial institutions, RMB61,342 million was under capital-light model, Intelligence Credit Engine (“ICE”) and other technology solutions*5, representing 56.0% of the total, an increase of 15.0% from RMB53,327 million in the same period of 2022.

•	Total outstanding loan balance*6 was RMB171,302 million as of March 31, 2023, an increase of 16.8% from RMB146,720 million as of March 31, 2022.

•	RMB104,523 million of such loan balance was under capital-light model, “ICE” and other technology solutions*7, an increase of 32.6% from RMB78,804 million as of March 31, 2022.

•	The weighted average contractual tenor of loans originated by financial institutions across our platform in the first quarter of 2023 was approximately 11.21 months, compared with 10.99 months in the same period of 2022.

•	90 day+ delinquency rate*8 of loans originated by financial institutions across our platform was 2.18% as of March 31, 2023.

•	Repeat borrower contribution*9 of loans originated by financial institutions across our platform for the first quarter of 2023 was 91.9%.

1 Refers to cumulative registered users across our platform.

2 “Users with approved credit lines” refers to the total number of users who had submitted their credit applications and were approved with a credit line at the end of each period.

3 Including 5,113,847 loans across “V-pocket”, and 9,188,306 loans across other products.

4 Refers to the total principal amount of loans facilitated and originated during the given period, including loan volume facilitated through Intelligence Credit Engine (“ICE”) and other technology solutions.

5 “ICE” is an open platform on our “360 Jietiao” APP, we match borrowers and financial institutions through big data and cloud computing technology on “ICE”, and provide pre-loan investigation report of borrowers. For loans facilitated through “ICE”, the Company does not bear principal risk. Loan facilitation volume through “ICE” was RMB4,894 million in the first quarter of 2023.

Under other technology solutions, we offer financial institutions on-premise deployed, modular risk management SaaS, which helps financial institution partners improve credit assessment results. Loan facilitation volume through other technology solutions was RMB 22,912 million in the first quarter of 2023.

6 “Total outstanding loan balance” refers to the total amount of principal outstanding for loans facilitated and originated at the end of each period, including loan balance for “ICE” and other technology solutions, excluding loans delinquent for more than 180 days.

7 Outstanding loan balance for “ICE” and other technology solutions were RMB7,406 million and RMB37,807 million, respectively, as of March 31, 2023.

8 “90 day+ delinquency rate” refers to the outstanding principal balance of on- and off-balance sheet loans that were 91 to 180 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans across our platform as of a specific date. Loans that are charged-off and loans under “ICE” and other technology solutions are not included in the delinquency rate calculation.

9 “Repeat borrower contribution” for a given period refers to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan facilitation and origination volume through our platform during that period.

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First Quarter 2023 Financial Highlights

•	Total net revenue was RMB3,599.2 million (US$524.1 million), compared to RMB4,320.0 million in the same period of 2022.

•	Income from operations was RMB1,007.0 million (US$146.6 million), compared to RMB1,359.3 million in the same period of 2022.

•	Non-GAAP*10 income from operations was RMB1,053.5 million (US$153.4 million), compared to RMB1,411.3 million in the same period of 2022.

•	Operating margin was 28.0%. Non-GAAP operating margin was 29.3%.

•	Net income was RMB929.8 million (US$135.4 million), compared to RMB1,174.4 million in the same period of 2022.

•	Non-GAAP net income was RMB976.3 million (US$142.2 million), compared to RMB1,226.4 million in the same period of 2022.

•	Net income attributed to the Company was RMB934.1 million (US$136.0 million), compared to RMB1,179.5 million in the same period of 2022.

•	Net income margin was 25.8%. Non-GAAP net income margin was 27.1%.

10 Non-GAAP income from operations (Adjusted Income from operations), Non-GAAP net income (Adjusted net income), Non-GAAP operating margin and Non-GAAP net income margin are non-GAAP financial measures. For more information on these non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Mr. Haisheng Wu, Chief Executive Officer and Director of Qifu Technology, commented, “With macro economy modestly recovering, we have experienced gradual pick-up in demand so far this year and achieved healthy growth in loan volume, exceeding our budgeting goals. For the first quarter, total loan facilitation and origination volume was RMB109.5 billion, up approximately 10.7% year-on-year and 4.7% sequentially. To drive continued growth, we further optimized customer acquisition channels and deployed enhanced RTA systems with existing partners. Such effort should enable us to improve cost efficiency while seeking sustainable growth. Approximately 56% of the loan volume was facilitated under the capital-light model, ICE and other technology solutions, which is consistent with recent trends.

With an optimized user base, we continued to offer more attractive products in a stable pricing environment to achieve higher retention rates. Overall risk metrics further enhanced along with modestly improving consumer sentiment throughout the quarter. In addition, we continued to expand our partnership with financial institutions and with the help of stimulus monetary policy and higher ABS issuance, we further reduced our overall funding costs to record low levels.

On the regulatory front, we believe that policy makers’ continued emphasis on economic growth should provide stable and supportive environment to the consumer credit market and platform economy. While we are still in the early stage of an economic recovery and the pace of the recovery remains modest, we are encouraged by various signs of improvement of our operations. We will continue to focus on driving business expansion and technology innovation in 2023 and are confident to at least achieve our operational and financial targets.”

“We are pleased to report another quarter of solid financial results in a seasonally slow quarter. Total revenue was RMB3.60 billion and non-GAAP net income was RMB976 million for the first quarter,” Mr. Alex Xu, Chief Financial Officer, commented. “During the quarter, as economic activities gradually recover, we deployed additional resources to drive business growth while maintaining prudent approach to manage risks and cash flow. At the end of the first quarter, our total cash and cash equivalent*11 was approximately RMB9.0 billion, and we generated approximately RMB1.8 billion cash from operations. Our strong financial positions not only enable us to drive additional growth in an economic recovery, but also allow us to increase dividend payout to our shareholders.”

Mr. Yan Zheng, Chief Risk Officer, added, “We see continued improvement in our overall risk metrics as our users gradually improve their personal financial healthiness and regain their confidence to the future. Among key leading indicators, Day-1 delinquency rate*12 further improved to 4.1% in the first quarter, and 30-day collection rates*13 recovered noticeably from prior quarter. Both metrics are still on a modest improving trend thus far. As the economic conditions improve, we will continue to seek optimal balance between risk exposure and business growth.”

11 Including “Cash and cash equivalents”, “Restricted cash”, and “Security deposit prepaid to third-party guarantee companies”.

12 “Day-1 delinquency rate” is defined as (i) the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that was due for repayment as of such specified date.

13 “30 day collection rate” is defined as (i) the amount of principal that was repaid in one month among the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that became overdue as of such specified date.

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First Quarter 2023 Financial Results

Total net revenue was RMB3,599.2 million (US$524.1 million), compared to RMB4,320.0 million in the same period of 2022, and RMB3,906.6 million in the prior quarter.

Net revenue from Credit Driven Services was RMB2,630.6 million (US$383.0 million), compared to RMB2,920.6 million in the same period of 2022, and RMB2,776.7 million in the prior quarter.

Loan facilitation and servicing fees-capital heavy were RMB311.2 million (US$45.3 million), compared to RMB561.4 million in the same period of 2022 and RMB361.8 million in the prior quarter. The year-over-year decrease was primarily due to an adjustment related to early repayment for the loans facilitated in the prior quarters and the decline in capital-heavy loan facilitation volume. The sequential decrease was primarily due to further adjustment related to early repayment for the loans facilitated in the prior quarters.

Financing income*14 was RMB1,065.9 million (US$155.2 million), compared to RMB789.2 million in the same period of 2022 and RMB1,002.1 million in the prior quarter. The year-over-year and sequential increases were primarily due to the growth in average outstanding balance of the on-balance-sheet loans.

Revenue from releasing of guarantee liabilities was RMB1,209.8 million (US$176.2 million), compared to RMB1,550.0 million in the same period of 2022, and RMB1,377.0 million in the prior quarter. The year-over-year and sequential decreases were mainly due to decreases in average outstanding balance of off-balance-sheet capital-heavy loans during the period.

Other services fees were RMB43.8 million (US$6.4 million), compared to RMB20.0 million in the same period of 2022, and RMB35.8 million in the prior quarter. The year-over-year and sequential increases were mainly due to the increases in late payment fees under the capital-heavy model.

Net revenue from Platform Services was RMB968.6 million (US$141.0 million), compared to RMB1,399.4 million in the same period of 2022 and RMB1,129.8 million in the prior quarter.

Loan facilitation and servicing fees-capital light were RMB765.3 million (US$111.4 million), compared to RMB1,098.9 million in the same period of 2022 and RMB955.6 million in the prior quarter. The year-over-year decline was mainly due to a decline in average IRR and an adjustment related to early repayment. The sequential decline was primarily due to further adjustment related to early repayment and a shorter average tenor of the loans facilitated in this quarter.

Referral services fees were RMB108.5 million (US$15.8 million), compared to RMB247.3 million in the same period of 2022 and RMB93.3 million in the prior quarter. The year-over-year decrease was mainly due to the decrease in the loan facilitation volume through ICE, as well as a decline in average IRR and a shorter average tenor. The sequential increase was mainly due to the increase in the loan facilitation volume through ICE.

Other services fees were RMB94.8 million (US$13.8 million), compared to RMB53.2 million in the same period of 2022 and RMB80.9 million in the prior quarter. The year-over-year and sequential increases were mainly due to an increase in late payment fees.

Total operating costs and expenses were RMB2,592.1 million (US$377.4 million), compared to RMB2,960.8 million in the same period of 2022 and RMB2,962.7 million in the prior quarter.

Facilitation, origination and servicing expenses were RMB640.3 million (US$93.2 million), compared to RMB614.9 million in the same period of 2022 and RMB585.6 million in the prior quarter. The year-over-year and sequential increases were primarily due to higher collection fees.

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Funding costs were RMB159.0 million (US$23.2 million), compared to RMB103.8 million in the same period of 2022 and RMB138.3 million in the prior quarter. The year-over-year and sequential increases were mainly due to the growth in funding from ABS and trusts.

Sales and marketing expenses were RMB422.2 million (US$61.5 million), compared to RMB552.6 million in the same period of 2022 and RMB415.2 million in the prior quarter. The year-over-year and sequential changes were mainly due to changes in unit customer acquisition cost during the first quarter.

General and administrative expenses were RMB104.9 million (US$15.3 million), compared to RMB122.3 million in the same period of 2022 and RMB93.9 million in the prior quarter. The year-over-year and sequential changes were mainly due to changes in professional service fees.

Provision for loans receivable was RMB518.9 million (US$75.6 million), compared to RMB491.2 million in the same period of 2022 and RMB481.4 million in the prior quarter. The year-over-year and sequential increases were mainly due to the growth in loan origination volume of on-balance-sheet loans.

Provision for financial assets receivable was RMB68.8 million (US$10.0 million), compared to RMB60.5 million in the same period of 2022 and RMB118.6 million in the prior quarter. The sequential decline was mainly due to a reversal of prior quarters’ provision in this quarter as loans facilitated in previous quarters performed better than expected.

Provision for accounts receivable and contract assets was RMB-2.2 million (US$-0.3 million), compared to RMB53.6 million in the same period of 2022 and RMB67.3 million in the prior quarter. The year-over-year and sequential declines were mainly due to a reversal of prior quarters’ provision in this quarter as capital-light loans facilitated in previous quarters performed better than expected.

Provision for contingent liability was RMB680.3 million (US$99.1 million), compared to RMB961.9 million in the same period of 2022 and RMB1,062.3 million in the prior quarter. The year-over-year decrease was mainly due to the decrease in loan facilitation volume through capital-heavy model. The sequential decrease was mainly due to a reversal of prior quarters’ provision in this quarter as loans facilitated in previous quarters performed better than expected.

Income from operations was RMB1,007.0 million (US$146.6 million), compared to RMB1,359.3 million in the same period of 2022 and RMB943.9 million in the prior quarter.

Non-GAAP income from operations was RMB1,053.5 million (US$153.4 million), compared to RMB1,411.3 million in the same period of 2022 and RMB995.2 million in the prior quarter.

Operating margin was 28.0%. Non-GAAP operating margin was 29.3%.

Income before income tax expense was RMB1,102.1 million (US$160.5 million), compared to RMB1,390.8 million in the same period of 2022 and RMB1,024.8 million in the prior quarter.

Net income was RMB929.8 million (US$135.4 million), compared to RMB1,174.4 million in the same period of 2022 and RMB867.9 million in the prior quarter.

Non-GAAP net income was RMB976.3 million (US$142.2 million), compared to RMB1,226.4 million in the same period of 2022 and RMB919.3 million in the prior quarter.

Net income margin was 25.8%. Non-GAAP net income margin was 27.1%.

Net income attributed to the Company was RMB934.1 million (US$136.0 million), compared to RMB1,179.5 million in the same period of 2022 and RMB872.0 million in the prior quarter.

Non-GAAP net income attributed to the Company was RMB980.6 million (US$142.8 million), compared to RMB1,231.6 million in the same period of 2022 and RMB923.4 million in the prior quarter.

Net income per fully diluted ADS was RMB5.64 (US$0.82).

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Non-GAAP net income per fully diluted ADS was RMB5.92 (US$0.86).

Weighted average basic ADS used in calculating GAAP and non-GAAP net income per ADS was 161.43 million.

Weighted average diluted ADS used in calculating GAAP and non-GAAP net income per ADS was 165.61 million.

14 “Financing income” is generated from loans facilitated through the Company’s platform funded by the consolidated trusts and Fuzhou Microcredit, which charge fees and interests from borrowers.

30 Day+ Delinquency Rate by Vintage and 180 Day+ Delinquency Rate by Vintage

The following charts and tables display the historical cumulative 30 day+ delinquency rates by loan facilitation and origination vintage and 180 day+ delinquency rates by loan facilitation and origination vintage for all loans facilitated and originated through the Company’s platform. Loans under “ICE” and other technology solutions are not included in the 30 day+ charts and the 180 day+ charts:

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Changes in Dividend Policy

The board of directors of the Company (the “Board”) previously approved a quarterly cash dividend policy on November 15, 2021 (the “Existing Dividend Policy”), under which the Company would declare and distribute a recurring cash dividend every fiscal quarter, starting from the third fiscal quarter of 2021, at an amount equivalent to approximately 15% to 20% of the Company’s net income after tax for such quarter, subject to adjustment and determination by the Board.

On May 18, 2023, the Board approved the adoption of a semi-annual cash dividend policy (the “New Dividend Policy”) to replace the Company’s Existing Dividend Policy in its entirety, with immediate effect. Under the New Dividend Policy, the Company’s recurring cash dividend will be distributed on a semi-annual basis at an increased dividend payout ratio compared with the Existing Dividend Policy. In particular, the Company will declare and distribute a recurring cash dividend semi-annually, starting from the first half of 2023, at an amount equivalent to approximately 20% to 30% of the Company’s net income after tax for the previous six-month period. The determination to make dividend distributions and the exact amount of such distributions in any particular six-month period will be based upon the Company’s operations and financial conditions, and other relevant factors, and subject to adjustment and determination by the Board. In light of the adoption of the New Dividend Policy, no quarterly dividend was declared by the Board for the first fiscal quarter of 2023.

Business Outlook

While the macro economy started to gradually recover and our business is also trending well, the Company intends to continue to take a prudent approach in its business planning. As such, the Company would like to maintain its outlook of loan facilitation and origination volume for 2023 at between RMB455.0 billion and RMB495.0 billion, representing year-on-year growth of 10% to 20%. This outlook reflects the Company’s current and preliminary views, which is subject to material changes.

Conference Call Preregistration

Qifu Technology’s management team will host an earnings conference call at 8:30 PM U.S. Eastern Time on Thursday, May 18, 2023 (8:30 AM Beijing Time on Friday, May 19).

All participants wishing to join the conference call must pre-register online using the link provided below.

Registration Link: https://register.vevent.com/register/BI9804232659eb4b738df652f8034fac39

Upon registration, each participant will receive details for the conference call, including dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company's website at http://ir.qifu.tech.

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About Qifu Technology

Qifu Technology is a Credit-Tech platform in China that provides a comprehensive suite of technology services to assist financial institutions and consumers and SMEs in the loan lifecycle, ranging from borrower acquisition, preliminary credit assessment, fund matching and post-facilitation services. The Company is dedicated to making credit services more accessible and personalized to consumers and SMEs through Credit-Tech services to financial institutions.

For more information, please visit: https://ir.qifu.tech.

Use of Non-GAAP Financial Measures Statement

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

We use non-GAAP income from operation, non-GAAP operation margin, non-GAAP net income, non-GAAP net income margin, Non-GAAP net income attributed to the Company and Non-GAAP net income per fully diluted ADS in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP income from operation represents income from operation excluding share-based compensation expenses, non-GAAP net income represents net income excluding share-based compensation expenses, non-GAAP net income attributed to the Company represents net income attributed to the Company excluding share-based compensation expenses and non-GAAP net income per fully diluted ADS represents net income per fully diluted ADS excluding share-based compensation expenses. Such adjustments have no impact on income tax. We believe that non-GAAP income from operation and non-GAAP net income help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in results based on U.S. GAAP. We believe that non-GAAP income from operation and non-GAAP net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8676 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2023.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. Qifu Technology may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook, beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, the Company’s cooperation with 360 Group, changes in laws, rules and regulatory environments, the recognition of the Company’s brand, market acceptance of the Company’s products and services, trends and developments in the credit-tech industry, governmental policies relating to the credit-tech industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in Qifu Technology’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Qifu Technology does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Qifu Technology

E-mail: ir@360shuke.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-138-0111-0739

E-mail: eric.yuan@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

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Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	December 31,	March 31,	March 31,
	2022	2023	2023
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	7,165,584	5,128,335	746,743
Restricted cash	3,346,779	3,617,009	526,677
Short term investments	57,000	236,028	34,368
Security deposit prepaid to third-party guarantee companies	396,699	276,728	40,295
Funds receivable from third party payment service providers	1,158,781	1,005,578	146,423
Accounts receivable and contract assets, net	2,868,625	2,837,580	413,184
Financial assets receivable, net	2,982,076	2,770,054	403,351
Amounts due from related parties	394,872	160,218	23,330
Loans receivable, net	15,347,662	18,617,876	2,710,973
Prepaid expenses and other assets	379,388	369,159	53,754
Total current assets	34,097,466	35,018,565	5,099,098
Non-current assets:
Accounts receivable and contract assets, net-non current	261,319	231,845	33,759
Financial assets receivable, net-non current	688,843	592,865	86,328
Amounts due from related parties, non-current	33,236	13,342	1,943
Loans receivable, net-non current	3,136,994	2,758,503	401,669
Property and equipment, net	47,602	76,112	11,083
Land use rights,net	998,185	993,004	144,593
Intangible assets	4,696	5,090	741
Deferred tax assets	1,019,171	1,124,813	163,785
Other non-current assets	55,658	65,227	9,498
Total non-current assets	6,245,704	5,860,801	853,399
TOTAL ASSETS	40,343,170	40,879,366	5,952,497

LIABILITIES AND EQUITY
Current liabilities:
Payable to investors of the consolidated trusts-current	6,099,520	8,020,043	1,167,809
Accrued expenses and other current liabilities	2,004,551	1,783,098	259,639
Amounts due to related parties	113,697	115,020	16,748
Short term loans	150,000	150,000	21,842
Guarantee liabilities-stand ready	4,120,346	3,914,717	570,027
Guarantee liabilities-contingent	3,418,391	3,273,119	476,603
Income tax payable	661,015	778,408	113,345
Other tax payable	182,398	142,375	20,731
Total current liabilities	16,749,918	18,176,780	2,646,744
Non-current liabilities:
Deferred tax liabilities	100,835	114,579	16,684
Payable to investors of the consolidated trusts-noncurrent	4,521,600	2,814,500	409,823
Other long-term liabilities	39,520	46,176	6,724
Total non-current liabilities	4,661,955	2,975,255	433,231
TOTAL LIABILITIES	21,411,873	21,152,035	3,079,975
TOTAL QIFU TECHNOLOGY INC EQUITY	18,847,156	19,647,476	2,860,894
Non-controling interests	84,141	79,855	11,628
TOTAL EQUITY	18,931,297	19,727,331	2,872,522
TOTAL LIABILITIES AND EQUITY	40,343,170	40,879,366	5,952,497

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Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended March 31,
	2022	2023	2023
	RMB	RMB	USD
Credit driven services	2,920,630	2,630,621	383,047
Loan facilitation and servicing fees-capital heavy	561,411	311,164	45,309
Financing income	789,248	1,065,882	155,204
Revenue from releasing of guarantee liabilities	1,549,968	1,209,820	176,163
Other services fees	20,003	43,755	6,371
Platform services	1,399,417	968,553	141,032
Loan facilitation and servicing fees-capital light	1,098,931	765,280	111,433
Referral services fees	247,298	108,476	15,795
Other services fees	53,188	94,797	13,804
Total net revenue	4,320,047	3,599,174	524,079
Facilitation, origination and servicing	614,930	640,341	93,241
Funding costs	103,768	159,023	23,156
Sales and marketing	552,577	422,177	61,474
General and administrative	122,258	104,889	15,273
Provision for loans receivable	491,227	518,864	75,552
Provision for financial assets receivable	60,514	68,752	10,011
Provision for accounts receivable and contract assets	53,608	(2,236)	(326)
Provision for contingent liabilities	961,896	680,334	99,064
Total operating costs and expenses	2,960,778	2,592,144	377,445
Income from operations	1,359,269	1,007,030	146,634
Interest income, net	24,417	64,770	9,431
Foreign exchange gain	4,952	6,149	895
Other income, net	7,048	24,164	3,519
Investment loss	(4,900)	-	-
Income before income tax expense	1,390,786	1,102,113	160,479
Income taxes expense	(216,429)	(172,291)	(25,088)
Net income	1,174,357	929,822	135,391
Net loss attributable to non-controlling interests	5,141	4,287	624
Net income attributable to ordinary shareholders of the Company	1,179,498	934,109	136,015
Net income per ordinary share attributable to ordinary shareholders of Qifu Technology, Inc.
Basic	3.80	2.89	0.42
Diluted	3.68	2.82	0.41

Net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc.
Basic	7.60	5.78	0.84
Diluted	7.36	5.64	0.82

Weighted average shares used in calculating net income per ordinary share
Basic	310,597,659	322,859,462	322,859,462
Diluted	320,913,400	331,219,266	331,219,266

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Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended March 31,
	2022	2023	2023
	RMB	RMB	USD
Net cash provided by operating activities	1,419,597	1,761,091	256,435
Net cash used in investing activities	(2,441,645)	(3,564,207)	(518,989)
Net cash provided by financing activities	1,077,034	38,940	5,669
Effect of foreign exchange rate changes	(3,820)	(2,843)	(414)
Net increase (decrease) in cash and cash equivalents	51,166	(1,767,019)	(257,299)
Cash, cash equivalents, and restricted cash, beginning of period	8,759,947	10,512,363	1,530,719
Cash, cash equivalents, and restricted cash, end of period	8,811,113	8,745,344	1,273,420

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Unaudited Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended March 31,
	2022	2023	2023
	RMB	RMB	USD
Net income	1,174,357	929,822	135,391
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustment	(6,259)	(2,808)	(409)
Other comprehensive loss	(6,259)	(2,808)	(409)
Total comprehensive income	1,168,098	927,014	134,982
Comprehensive loss attributable to non-controlling interests	5,141	4,287	624
Comprehensive income attributable to ordinary shareholders	1,173,239	931,301	135,606

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Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended March 31,
	2022	2023	2023
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	1,174,357	929,822	135,391
Add: Share-based compensation expenses	52,074	46,496	6,770
Non-GAAP net income	1,226,431	976,318	142,161
GAAP net income margin	27.2%	25.8%
Non-GAAP net income margin	28.4%	27.1%

Net income attributable to shareholders of Qifu Technology, Inc.	1,179,498	934,109	136,015
Add: Share-based compensation expenses	52,074	46,496	6,770
Non-GAAP net income attributable to shareholders of Qifu Technology, Inc.	1,231,572	980,605	142,785
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS -diluted	160,456,700	165,609,633	165,609,633
Net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc. -diluted	7.36	5.64	0.82
Non-GAAP net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc. -diluted	7.68	5.92	0.86

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	1,359,269	1,007,030	146,634
Add: Share-based compensation expenses	52,074	46,496	6,770
Non-GAAP Income from operations	1,411,343	1,053,526	153,404
GAAP operating margin	31.5%	28.0%
Non-GAAP operating margin	32.7%	29.3%

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